UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUALSCOPICS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to purchase Common Stock, par value $0.001 per share,  granted under the:

VirtualScopics, Inc. 2006 Long-Term Incentive Plan
VirtualScopics, Inc. 2005 Long-Term Incentive Plan
VirtualScopics, Inc. 2001 Long-Term Incentive Plan

and

Stock Options to purchase Common Stock, par value $0.001 per share, granted pursuant to a one-time option grant to Robert Klimasewski

(Title of Class of Securities)

928269109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Molly Henderson
VirtualScopics, Inc.
Chief Business and Financial Officer
500 Linden Oaks,
Rochester, New York 14625
(585) 249-6231
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman, LLP
700 Crossroads Building
Rochester, New York 14614
(585) 987-2800
Facsimile: (585) 454-3968

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CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$6,068,337*	$338.61**

*
Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 3,410,782 shares of the common stock of VirtualScopics, Inc., which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.

**
The amount of the filing fee equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange Outstanding Stock Options for New Stock Options, dated October 5, 2009, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)           Name and Address.     The name of the issuer is VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”). The address of VirtualScopics’ principal executive office is 500 Linden Oaks, Rochester, New York 14625, and its telephone number is (585) 249-6231. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning VirtualScopics”) is incorporated herein by reference

(b)           Securities.     This Tender Offer Statement on Schedule TO relates to an offer by VirtualScopics to exchange certain outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current U.S. employees, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Letter of Transmittal attached hereto as Exhibit 99(a)(1)(B) (the “Letter of Transmittal”, together with the Offering Memorandum, as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 5:00 p.m., Eastern Time, on November 2, 2009, but may be extended (the “Expiration Date”). As of September 30, 2009, Eligible Options to purchase 3,410,782 shares of VirtualScopics common stock were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Common Stock Underlying the Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)           Trading Market and Price.     The information set forth in the Offering Memorandum under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and Address.     VirtualScopics is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)           Material Terms.     The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Participate in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Common Stock Underlying the Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”), Section 11 (“Status of Options Acquired By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Income Tax Consequences”), Section 14 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b)           Purchases.     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)           Agreements Involving the Subject Company’s Securities.     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.  VirtualScopics’ 2006 Long-Term Incentive Plan, 2005 Long-Term Incentive Plan and 2001 Long-Term Incentive Plan, pursuant to which the Eligible Options have been granted, and its Amended and Restated 2006 Long-Term Incentive Plan, pursuant to which any New Options will be granted, are attached hereto as Exhibits 99(d)(1)(A), 99(d)(1)(B), and 99(d)(1)(C), and contain information regarding the subject securities.  The Option Agreements with Robert Klimasewski dated November 5, 2005, pursuant to which Eligible Options were granted, are attached as Exhibit 99(d)(1)(D), and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)           Purposes.     The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.

(b)           Use of Securities Acquired.     The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Accepted By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”) is incorporated herein by reference.

(c)           Plans.     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds.     The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)           Conditions.     The information set forth in the Offering Memorandum under Section 6 (“Conditions of the Option Exchange Program”) is incorporated herein by reference.

(d)           Borrowed Funds.     Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Securities Ownership.     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)           Securities Transactions.     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           Solicitations or Recommendations.     Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           Financial Information.     The information set forth in the Offering Memorandum under Section 9 (“Information Concerning VirtualScopics”) and Section 16 (“Additional Information”) is incorporated herein by reference.  Item 8 (“Financial Statements and Supplementary Data”) of VirtualScopics’ Annual Report on Form 10-K for its fiscal year ended December 31, 2008 and Item 1 of VirtualScopics’ Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2009 is incorporated herein by reference.

(b)           Pro Forma Information.     Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.                                                                                                                     The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Other Material Information.     Not applicable.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:     October 5, 2009

VIRTUALSCOPICS, INC.

By:	/s/ Molly Henderson

Name:	Molly Henderson

Title:	Chief Business and Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Outstanding Stock Options for New Stock Options dated October 5, 2009.

99(a)(1)(B)	Email from Nancy Volkmuth to eligible option holders.

99(a)(1)(C)	Letter of Transmittal.

99(a)(1)(D)	Withdrawal Form.

99(a)(1)(E)	VirtualScopics, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on March 19, 2009 and incorporated herein by reference)

99(a)(1)(F)
VirtualScopics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on August 12, 2009, as amended and incorporated herein by reference)

99(b)	Not applicable.

99(d)(1)(A)
VirtualScopics, Inc. Amended and Restated 2006 Long-Term Incentive Plan (filed with the Securities and Exchange Commission on April 10, 2009, as Appendix B to VirtualScopics, Inc. Proxy Statement on Schedule 14A, and incorporated herein by reference)

99(d)(1)(B)
VirtualScopics, Inc. 2005 Long-Term Incentive Plan (filed with the Securities and Exchange Commission on November 14, 2005 as Exhibit 10.1 to VirtualScopics, Inc. Report on Form 8-K, and incorporated herein by reference)

99(d)(1)(C)	VirtualScopics, Inc. 2001 Long-Term Incentive Plan

99(d)(1)(D)
Option Agreements with Robert Klimasewski dated November 5, 2005 (filed with the Securities and Exchange Commission on May 2, 2006, as Exhibit 10.18 to the VirtualScopics, Inc. Registration Statement on Form SB-2)

99(g)	Not applicable.

99(h)	Not applicable.